Bolt Technology Corporation
4 Duke Place
Norwalk, Connecticut  06854

December 16, 2009

By EDGAR

Ms. Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Bolt Technology Corporation Amendment No. 1 to Form S-3 Filed December 1, 2009 File No. 333-162181

Dear Ms. Parker:

We would like to thank the Commission for its review of Amendment No. 1 to the Bolt Technology Corporation Registration Statement on Form S-3, and for providing comments as set forth in your letter dated December 11, 2009.

We have carefully considered the comment set forth in your letter and have responded to it in the enclosed attachment and in Amendment No. 2 to Form S-3, which is being filed today with the Commission.

Should you have any further questions and/or require additional information please contact the undersigned.

Thank you for your attention to this matter.

Very truly yours, /s/ Raymond M. Soto Raymond M. Soto Chairman of the Board, President and Chief Financial Officer
Attachment

Attachment (Page 1)

Incorporation by Reference, page 2

1.	Please specifically incorporate by reference the definitive proxy statement filed October 23, 2009.

The suggested revision has been made.  See the list of documents incorporated by reference at the end of the first paragraph of “Incorporation By Reference” (page 2 of the registration statement).